Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc. ("Holdings")	2. Issuer Name and Ticker or Trading Symbol Blount International, Inc. (BLT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 03/15/2003
(Street) New York, New York 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
12% Convertible Preferred Equivalent Securities Due 2013 (the "Securities")	0	03/15/2003		A (1)		2,688 (1)		03/15/2003	03/15/2013	(2)	(2)	0	25,088	I	(3)
Explanation of Responses:

(1) The Securities are notes that bear interest at 12% per annum, compounding annually. Until the fifth anniversary of the original issuance, the Securities pay interest in additional Securities rather than cash.

(2) Each Security is exchangeable into one share of 12% Convertible Preferred Stock, par value $0.01 per share (the "Convertible Preferred") of Blount. Each share of Convertible Preferred is convertible into 66.67 shares (subject to adjustment in certain events) of Blount Common Stock. The 2,688 Securities accrued to LB Blount SPV through March 15, 2003 are exchangeable for 2,688 shares of Convertible Preferred, which in turn are convertible into approximately 179,209 shares of Common Stock.

(3) This form is a joint filing with the following affiliates of the Reporting Person:

Lehman Brothers Inc., a Delaware corporation ("LBI")
LB I Group Inc., a Delaware corporation ("LB I Group")
Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership ("MBG 1999 (A)")
Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership ("MBG 1999 (B)")
Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership ("MBG 1999 (C)")
Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV")
Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III")
Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc.")
Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II")
Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd.")
Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II")
LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV")

LBI is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group. LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group. Capital Partners IV is a limited partnership, the general partner of which is LB I Group. Capital Partners III is a limited partnership, the general partner of which is Holdings. LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a General partner of LB OIP II. LB MBP II is a limited partnership, the general partner of which is LB MBP II Inc. LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II. LB OIP II is a limited partnership, the general partners of which are LB Offshore II Ltd. and LB MBP II Inc. All the shares of Blount beneficially owned by the Reporting Persons are directly owned by LB Blount SPV. LB MBP II owns approximately 41.4% of the equity interests of LB Blount SPV. LB OIP II owns 27.0% of the equity interests of LB Blount SPV. Capital Partners III owns approximately 5.4% of the equity interests of LB Blount SPV. Capital Partners IV owns approximately 15.0% of the equity interests of LB Blount SPV. LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV. MBG 1999 (A) owns approximately 3.6% of the equity interests of LB Blount SPV. MBG 1999 (B) owns approximately 0.4% of the equity interests of LB Blount SPV. MBG 1999 (C) owns approximately 0.1% of the equity interests of LB Blount SPV.

JOINT FILER INFORMATION

Title of Security:
12% Convertible Preferred Equivalent Securities Due 2013 (the "Securities")

Issuer & Ticker Symbol: Blount International, Inc. (BLT)

Designated Filer: Lehman Brothers Holdings Inc.

Other Joint Filer(s):

Lehman Brothers Inc.
745 Park Avenue
New York, New York 10019

LB I Group Inc.
745 Park Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (A) L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (B) L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (C) L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers Capital Partners IV, L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers Capital Partners III, L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers Merchant Banking Partners II Inc.
745 Park Avenue
New York, New York 10019

Lehman Brothers Merchant Banking Partners II L.P.
745 Park Avenue
New York, New York 10019

Lehman Brothers Offshore Partners II Ltd.
745 Park Avenue
New York, New York 10019

Lehman Brothers Offshore Investment Partners II L.P.
745 Park Avenue
New York, New York 10019

LB Blount Investment SPV LLC
745 Park Avenue
New York, New York 10019

Date of Event
Requiring Statement: March 15, 2003

Signature on behalf
of Other Joint Filers:

/s/ Oliver Budde
Oliver Budde
Vice President and Authorized Signatory

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Oliver Budde **Signature of Reporting Person	03/17/2003 Date
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